Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is a transcript of the investor and media conference call and webcast of MacDonald, Dettwiler and Associates Ltd. and DigitalGlobe, Inc. on February 24, 2017.

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FEBRUARY 24, 2017 / 01:30PM  GMT, DGI - MacDonald Dettwiler and Associates Ltd and DigitalGlobe Inc Joint Conference Call to Discuss Acquisition Transaction and Q4 2016 Earnings

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

DGI - MacDonald Dettwiler and Associates Ltd and DigitalGlobe Inc Joint Conference Call to Discuss Acquisition Transaction and Q4 2016 Earnings

EVENT DATE/TIME: FEBRUARY 24, 2017 / 01:30PM  GMT

CORPORATE PARTICIPANTS

Jeff Tarr DigitalGlobe, Inc. - President & CEO

Howard Lance MacDonald Dettwiler and Associates Limited - President & CEO

Anil Wirasekara MacDonald Dettwiler and Associates Limited - EVP & CFO

Gary Ferrera DigitalGlobe, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Steve Arthur RBC Capital Markets - Analyst

Steven Li Raymond James. - Analyst

Thanos Moschopoulos BMO Capital Markets - Analyst

Peter Appert Piper Jaffray - Analyst

Jason Gursky Citigroup - Analyst

Paul Steep Scotia Capital. - Analyst

Ash Birla Dougherty & Company. - Analyst

Stephanie Price CIBC World Markets - Analyst

Doug Taylor Canaccord Genuity - Analyst

Richard Tse National Bank Financial Markets - Analyst

Deepak Kaushal GMP Securities - Analyst

PRESENTATION

Operator

Welcome to the MDA and DigitalGlobe joint conference call. All lines have been placed on mute for any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions) I would now like to turn the call over to Mr. Anil Wirasekara, CFO of MDA, Please go ahead.

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

Thank you, Sonya and good morning ladies and gentlemen. Joining me on today’s call are Howard Lance, President and Chief Executive Officer of MDA, as well as Jeff Tarr, President and Chief Executive Officer of DigitalGlobe and Gary Ferrera, CFO of DigitalGlobe. Today’s call is going to focus primarily on the business combination announced earlier today. But each company will also briefly discuss fourth quarter and year-end earnings results. MDA’s earnings press release, the transaction press release and the slide presentation, we will be walk in through today can be found at mdacorporation.com under the Investor Relations section. You can also find MDAs year-end financial statements and its management discussion and analysis on its website. DigitalGlobe’s earnings release and other related materials are posted at digitalglobe.com under the Investor Relations section. During this conference call, both MDA and DigitalGlobe will be discussing certain non-IFRS or non-GAAP information. A complete reconciliation of these financial items can be found on the website of both companies.

We would like to remind you that part of today’s discussions, including responses to various questions, may contain forward-looking statements which represent the respective company’s estimate, future plans, objectives and expected performance as of today’s date. These statements are based on current assumptions that each company beliefs are reasonable, but are subject to a wide range of uncertainties and risks that could cause actual results to differ materially from the forward-looking information. You’re referred to the advisors regarding forward-looking statements contained in the slide presentation, the press release announcing the transaction, in the earning releases and regulated regulatory filings, all of which can be found on the websites of each company. With regard to questions-and-answer session, please limit yourself to one question and one follow-up question. Thank you in advance for your understanding.

I will now turn the call over to Mr. Howard Lance.

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Thank you, Anil. I want to thank everyone for joining us for the call this morning, investors, analysts, customers and employees of both these great companies. Jeff and I are very pleased to announce today that the MDA has entered into a definitive agreement to acquire DigitalGlobe. The combination creates a leading vertically integrated provider of end-to-end space and information solutions. It expands market access, increases scale, diversify its revenue and customer base for both companies. Transaction is expected to be accretive to operating earnings per share in 2018 and to deliver CAD75 million to CAD150 million in annual run rate synergies by the end of 2019.

Transaction provides DigitalGlobe’s shareowners with the immediate cash value, as well as the opportunity to participate in upside potential in combined company. We believe this combination uniquely positions MDA to both lead and benefit from the continuing transformation of space technology markets. We will be one of — only a few companies with this kind of breadth and depth in space-related solutions, ideally suited to solving today’s complex customer missions.

Moving to slide three, let me talk for a moment about the strategic rationale behind the transaction. The combination of these two companies provides expanded capabilities with end-to-end satellite imagery and geospatial solutions from inception to execution. It affords the opportunity to develop new solutions that combine radar, along with high-resolution optical imaging along with other sensors to create multi-sensor situational awareness. It also offers greater breadth and depth in data analytics and value-added services.

DigitalGlobe’s image library along with its capabilities and resolution, accuracy, resiliency and persistence are additive to MDAs communications and radar satellite solutions expertise. This improves our ability to serve both commercial and government organizations worldwide. The combination meaningful enhances our geospatial analytics and services, bringing us to the markets where neither of us could have competed effectively alone. The combination will accelerate MDA’s entry into the US government space market, could be for both satellite systems and services by using DigitalGlobe’s business development resources, expertise and access.

The security control agreement we signed in January 2017 with the Department of Defense along with the facility clearance which I’m pleased to announce that we received this week for the US operating company, will create a scale and credibility, it is critical to competing for additional US and international government business. This transaction also fits the bill with regard to some of the key goals we set for our financial models. We’ve expressly — previously our goal to increase the visibility for revenue streams through the addition of more predictable services contracts. This transaction contributes to that initiative in a major way, diversifies the MDA portfolio of solutions that expands our addressable markets. All of this should enable growth and do attractive adjacent segments.

We are particularly excited to be adding DigitalGlobe’s best-in-class talent to the outstanding team of MDA. Working together, we expect to accelerate the pace of innovation, bringing the state of art solutions, both in defense and intelligence markets, as well as in key commercial applications. As I already said, we expect the transaction to be accretive to MDAs operating EPS in 2018. Attractive revenue and cost synergies will be achieved as we collaborate to develop, enhanced customer solutions and see the benefits of increased scale economics procurement processes and contributions from SSL’s satellite manufacturing capabilities on future forth observation constellations.

On slide four, as you can see, we envision a combined company that are able to serve the needs of the entire space value chain, both for government and commercial customers. End-to-end designs will enhance the efficiency and the effectiveness of our solutions offerings. Vertical integration will lower our cost and increase our speed to market. We’ll be able to offer more robust data analytics and provide new insights for our customers. We believe this combination gives stronger than the sum of the parts. Together we will be able to perform at the level we simply could not achieve separately.

On slide five, you’ll see the terms of the deal as outlined. MDA will acquire DigitalGlobe for $35 per share, the combination of cash and stock. The acquisition values DigitalGlobe at approximately CAD4.7 billion or $3.5 billion on an enterprise basis. The offer price represents an 18% premium to DigitalGlobe’s unaffected closing price on the New York Stock Exchange on February 16, the last trading day prior to the market speculation about a potential transaction. Each DigitalGlobe’s common share will be exchanged for $17.50 in cash and $0.3132 MDA common shares. Also representing a per-share value of $17.50 based-on MDA’s price of CAD73.40 on the Toronto Stock Exchange also as of the close. DigitalGlobe owners will own about 37% of the combined Company following the completion of the transactions and MDA’s shareholders will own about 63%.

Pleased to announce the three members of the current DigitalGlobe Board will join the MDA Board. Transactions expected to close second half 2017, on completion of the required regulatory approvals.

Slide six, you can see a bit more detail on the deal terms. We have secured all the financing necessary to complete the transaction. We feel confident that our pro forma capital structure will be flexible enough to enable us to continue investing to drive future growth for both companies. Transaction has been unanimously approved by both force and is subject to the approval of shareholders of both companies. First, closing DigitalGlobe’s operators division of SSL MDA Holdings under the DoD security control agreement, alongside SSL and the MDA businesses in Canada. As part of the transaction, MDA will do listed shares on the New York Stock Exchange. We will also continue to implement our US access plan. Upon completion of the transaction, we will undertake further reorganization. This may include all our part of the combined company to ensure that the open imperative DigitalGlobe is incorporated in the US by the end of 2019, subject, of course, to customary approvals. There will be no impact on the Canadian businesses or technology as a result of the acquisition for the future reorganization. MDA’s operations in Canada will continue to be led by our very capable Canadian management team. We remain fully committed to our Government of Canada customers and Canadian employees. We believe a strong and growing MDA will support future investments and jobs both in Canada and in the US.

On slide seven, have provided some background for those of you who don’t know MDA particularly well. MDA is one of Canada’s leading technology companies, has provided Government commercial customers with innovative space solutions for decades, founded in 1969 in Vancouver with a proud heritage, supplying operational communications, surveillance and intelligence solutions to Government and commercial customers worldwide. And as you can see revenue in 2016 was split at 70% from our communications segment and 30% from our surveillance and intelligence segment. We operate in 15 global locations and revenues nicely distributed on a geographic basis.

Slide eight illustrates that MDA has a broad set of solutions for our customers, expanding, space, airborne and ground capabilities. These include communication satellites, radar satellites, small earth observation satellite, ground stations, defense, command and control systems, space robotics, information management systems, as well as geospatial data and services.

Moving to slide nine, MDA acquired Space Systems Loral in 2012. SSL is the global leader, the design and manufacturing of geostationary orbit communications satellites that helped shape our world. We enable our commercial and government customers to deliver video and audio entertainment services, broadband, Internet access and mobile and maritime communications. SSL is based in Palo Alto, California and is able to drop on the latest technologies and talent that Silicon Valley has to offer.

Turning to MDAs US government business, MDA has had a strategic initiative access and grow revenue in the US government, civilian, defense and intelligence space markets. We call this our US access plan. US government represents the largest space market in the world. You can see that we’ve made tremendous progress over the past year. I would note that our proposal activity and win rates have been running at record levels. Here are US access effort was bringing this new corporate structure to be able to pursue classified US government space programs. On January 26th, we announced, we signed the security control agreement with US Department of Defense. And yesterday we were advised that our facility clearance has been granted for SSL, MDA Holdings. The completion of these important steps, positions us to more effectively compete in the US market. Company will now pursue security clearance for operations of Palo Alto to further execute Company’s broader US growth strategy.

We are committed to continuously improving our position, to capture a larger share of this market, while also continuing to invest and grow in Canada. This transaction will be MDAs third US acquisition in the last five years. It underscores our ongoing commitment, its driving growth in this critical market, it will add significant business with US government agencies to the MDA portfolio. We’re confident, combination of MDA and DigitalGlobe creates compelling new capabilities that are particularly well suited to serve mission critical US government needs. As we continue to execute our US access plan, we expect the contributions from this effort to support incremental spending on research and development, capital investment and talent across the entirety of MDA. We believe that a strong and growing MDA is good for our investors, our employees and our commercial and government customers. The US-based market offers significant growth opportunities to accomplish these goals.

With that, let me hand the call over to Jeff Tarr, CEO of DigitalGlobe.

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

Thank you, Howard. I’m delighted to join you, Anil and Gary to announce our plans to bring our two companies together to create a geospatial leader with a powerful combination of satellite manufacturing, ground systems, radar intellectual optical imagery and analytics with industry-leading positions in each of our end markets. For those of you who are new to the DigitalGlobe’s story, I’d like to begin with some background on our Company, and then, talk about the strategy we’ve been executing. I’ll then talk about the Board’s process with respect to the combination with MDA and why it makes so much sense for DigitalGlobe’s shareowners, customers and team members. Later after remarks from Anil, Gary will provide a brief recap of our Q4 and 2016 results and our 2017 outlook.

DigitalGlobe is a leading provider of earth imagery and advanced geospatial solutions. Our constellation of high resolution commercial earth observation satellites and ground infrastructure, which was built in part with MDA, is the most advanced in the world, enabling us to serve our industry’s largest and most sophisticated customers. The US government and friendly foreign governments rely on our high resolution earth imagery for a wide range of critical mission. We enable the internet maps used by billions of people every day and we serve industry leaders across a wide range of sectors.

DigitalGlobe has long been focused on giving our customers the power to see the earth clearly and in new ways, and achieving our vision of being the indispensable source of information about our changing planet. No other company comes close. This [ensuring] has allowed us to deliver strong financial results over the last five years, driving $385 million in revenue growth and $238 million in adjusted EBITDA growth.

Turning to slide 12, our Company has been successfully executing a five-point strategy for shareowner value creation, which has set the stage for today’s announcement and is consistent with the strategic rationale for our combination with MDA. The first point in our strategy is imagery leadership, which is about extending our industry lead in our core imagery business while delivering margin expansion, strong free cash flow and returns. In 2016, each of our customer groups, which include US government, international defense intelligence and commercial contributed to topline growth. We had another year of flawless execution against the EnhancedView SLA, our largest contract with the US government through which we deliver 90% of the nation’s foundational imagery through our secured infrastructure. (technical difficulty) the contracts and adding new customers. These programs, which generally rely on MDA ground stations support defense and intelligence requirements of friendly foreign governments in the most rapidly changing regions of the world.

And we grew our commercial imagery business with strong performance from our location-based services customers, including noteworthy wins with Google and Facebook and an important win back with Microsoft, rejoining Google, Apple, Cider, Mapbox, Yandex and others. In 2017, we will drive growth in our imagery business as we continue to bring WorldView-4 online to our customers. We also made great progress in platform leadership, the second point in our strategy. And we’ve worked to build GBDX, the leading multisource geospatial analytics platform to enable customers and developers to unlock the power of our inventory at an unreliable scale.

In 2016, we delivered strong growth in this part of our business, we expanded our ecosystem by adding hundreds of developers and an even larger number of applications. In 2017, we will further drive growth in our platform business and expand our ecosystem with more content including MDA’s radar data more development partners and more applications, which in turn will drive the creation of new used cases and continued strong revenue growth. The third component of our strategy, services leadership is focused on our efforts to enable our customers to integrate our imagery and platforms into their workflows and tackle the most complex challenges across the entire geospatial intelligence value chain from collection through to analysis. We were pleased to bring Radiant into the fold in the fourth quarter, dramatically expanding our capabilities and our access to contract vehicles across the US Department of Defense and Intelligence community.

In 2017, we will drive continued growth by using our cutting-edge technology, talented team and unique access to the world’s best satellite imagery and commercial geospatial analytics platforms to win new contracts and deliver more value to customers.

We’ve also been focused on extending our technological lead while reducing our capital intensity, which is the essence of our fourth strategy. The successful launch of WorldView-4 in the fourth quarter was a key milestone, and the satellite began generating initial [down] revenue in February. Importantly, WorldView-4 will substantially increase our ability to image the world with resolution, accuracy and clarity, far beyond that of all other commercial providers, enabling us to better serve our international defense and intelligence customers and advanced new commercial use cases. We will further enhance our ability to revisit the most rapidly changing regions on earth with SCOUT, the fleet of small satellites, which are being built through our partnership with KACST and TAQNIA Space, scheduled for launch in 2019.

The combination with MDA will help us further reduce capital intensity and extend our lead through MDA’s industry-leading technology and manufacturing capabilities. MDA is committed to supporting DigitalGlobe’s ability to execute on our future constellation strategy. This includes initial investments in 2017 in the long lead time elements of our next generation satellite system, which we are calling, WorldView-Legion, targeted for launch in 2020, much more than just a replacement for WorldView-1 and WorldView-2. We expect this industry-leading multi-satellite system to more than double our high resolution capacity in regions where it matters most. Together with SCOUT, we will extend our lead by delivering to customers, the ability to image the most rapidly changing regions on Earth up to 40 times per day, combined with the ability to see areas of interests with industry-leading resolution and accuracy.

This brings me to what has been the fifth and final component of our strategy, returning capital to shareowners. By executing the first four components of our strategy, we’ve generated substantial excess cash flow, which we’ve returned to shareowners through our share repurchase program. In the fourth quarter, we completed the share repurchase program that we originally authorized in June of 2014, having repurchased a total of 15.4 million shares at an average purchase price of $21.82 for total of $335 million, thereby reducing our share count by 20%. This now takes me to the MDA transaction in slide 13. It is our belief that combining with MDA will allow us to deliver greater value to our customers, expand opportunities for our team members and in so doing, create more value for shareowners.

Our Board of Directors and management have always overseen our business with a focus on creating shareowner value. This is why, after receiving an inbound expression of interest from MDA, we launched a thorough review of strategic alternatives to ensure, we would choose the path that we deliver the most value. This process confirmed that our proposed combination with MDA is the right choice for digital growth and our shareowners. Specifically, the transaction will deliver immediate cash to our shareowners, while providing further upside through significant stock ownership and larger, more diversified combined entity. As noted earlier, the consideration represents an 18% premium, based on unexpected sort of encourage that it’s DigitalGlobe’s unaffected closing price on February 16. Furthermore, the alignment of the combination with our vision and strategy, gives us confidence that the MDA is the right choice for DigitalGlobe customers and team members. In addition, we were impressed with power and its track record for shareowner value creation and its US access plan strategy and commitment to ensuring the ultimate talent of DigitalGlobe will be incorporated in the United States by the end of 2019, subject to customary approval.

And finally, I want to highlight an aspect of the transaction that we believe is very important. As the charts indicate this combination will reduce the EnhancedView contract as a percentage of revenue of the combined company from 46% for less than 15% based on 2016 results. And the transaction increases the revenue from non-US government sources from 36% to 73%. We believe that this diversification, combined with our increased scale and greater capabilities will unlock significant new revenue opportunities across the entirety of our customer base. Before I turn the call over to Anil, I again want to emphasize how excited we are about this combination. Looking ahead, once the transaction closes, we are committed to working closely with MDA and its team members to ensure a seamless transition. This transition will be made easier by the fact that DigitalGlobe will operate the standalone division of MDA, retaining our brand, name and headquarters in Colorado. Our leadership team has committed to the success of this combination and we look forward to working with the MDA team to realize the full potential of the transaction.

With that said, I’ll turn the call over to Anil to discuss the merits of this combination.

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

Thank you, Jeff. Let me now discuss this very important slide that shows how the combination significantly diversifies and transforms the combined companies’ business. Clean transaction, only 15% of our revenues were in the services business, while 85% was in the systems and missions business, primarily building infrastructure for our customers, mostly on a project basis. Post transaction, revenues in the service business will increase to almost 40%, considerably de-risking our business with the addition of more predictable, geospatial data and service revenue. As far as markets are concerned, today, only 7% of our business is with the US government, the largest customer, by far, for the products and services offered by our Company. Post transaction, this will increase to 25%, immediately creating scale and credibility with the US government. This combination also provides strong pro forma financials.

On this slide, we will provide you with a quick overview of the combined MDA and DigitalGlobe financials. As you know, we’re both public companies and we both just filed our fourth quarter and year-end results. A few cautionary notes, DigitalGlobe’s financials are prepared in accordance with US GAAP, while MDA’s is prepared in accordance with IFRS, International Financial Reporting Standards. Going forward, post-closing, we will convert all DigitalGlobe financials into IFRS and also ensure the financial presentations are consistent with MDA’s. Our preliminary review did not reveal any material inconsistencies in DG’s financials between GAAP and IFRS.

Under business combination accounting rules, MDA will have to adopt purchase accounting post-closing and revalue all assets and liabilities of DigitalGlobe as such, post transaction numbers could be somewhat different to what we are presenting today. Once again our preliminary review did not reveal any material adjustments. As it generated accounting stuff let me now focus on some of our combined key pro forma financial metrics for 2016. Our combined revenue is a $3 billion, our combined EBITDA at $881 million and most impressive is our pro forma consolidated EBITDA margins at 29%. It’s very important to note that these financials do not take into account any synergies that we expect to achieve as a result of this combination.

Talking about synergies, the synergies of the combined company. We have jointly identified synergies in the [$75 million to $150 million] run rate per year that we plan to achieve by the end of 2019. At the low end, we have identified well defined cost synergies that we have good visibility into and moving on to the higher end innovation, we see many operational synergies in areas like supply chain and very exiting revenue synergies in satellite construction, ground station and analytics that we will jointly pursue very aggressively. Out of the [gate] over the first 12 months post transaction. We are confident that we can generate $35 million to $50 million in synergies, primarily cost synergies, followed by operational and revenue synergies as we aggressively pursue this over the next two to three years and achieve our target run rate of $150 million per year by the end of 2019.

Now to our year-end financial results. Firstly, our sincere apologies for the late cancellation of our earnings call yesterday. I’m sure you will appreciate the Board, Howard and I was somewhat preoccupied and had to reschedule this call for today and complete with this exiting news. I hope we did, did convenience all of you too much. So for a quick overview of our fourth quarter and year-end 2016 results. Overall, our results are pretty much in line with our expectations and as I have discussed previously, 2016 was a transition year. We ended the year with consolidated revenues of $2.1 billion, our operating EBITDA was $371 million and our operating earnings $211 million. Our earnings per share were $3.84 on a GAAP basis and on IFRS basis. As you would notice, EPS for both the fourth quarter as well as the full year was down quarter-over-quarter and year-over-year. This is due primarily to the increase in our investments rolling out our US access strategy, which has thus far been extremely successful and from recent key exciting and strategic wins. Despite continued headwinds in our Geo Coms business, the unfortunate project overall be reported in the third quarter and our investment throughout the year in our US access plan, our EBITDA and earnings was stable and consistent with last year.

I will now pass you on to Gary, CFO of DG.

Gary Ferrera  — DigitalGlobe, Inc. - CFO

Thank you, Anil. I’d like to note that front of my comments will be in US dollars. We are pleased that we exceeded the high end of our revised increased annual guidance that we provided in late October. This was achieved even when excluding the impact from Radiant. More specifically, revenue slightly exceeded the guidance range due to stronger performance than anticipated in our other diversified commercial business and the direct access program business certain direct customers continue to spend above their contractual minimum throughout the year as we did in 2015.

We also exceeded the adjusted EBITDA range, delivering $382.7 million for the year, an increase of 8% with margins of 52.8% due to our strong revenue performance for the year and continue to focus on operational efficiencies. CapEx spending, excluding capitalized interests was $136.4 million. This compares with our revised guidance of approximately $135 million. We generated $109.6 million of free cash flow for the year, a 15.1% free cash flow margin. As expected, return to significant free cash flow generation in the quarter. Free cash flow for the quarter was $49.7 million, a 25.8% margin, up by $21 million year-over-year as the capital plan related to WorldView-4 was run down and the satellite [fitted] and launched.

I want to take a few moments to address our 2017 outlook. With the commissioning of WorldView-4 on February 1, 2017, we’ve started delivering imagery and recognized revenue. We’ll begin to recognize the small amount of incremental GAAP revenue in the first half of 2017 with continued ramping throughout remainder of the year and into 2018, as we complete the installation of new constellation [tabs] in the second half of the year. Also due to placing WorldView-4 in service will begin depreciating after the mid-ways of the first quarter. At this time it is estimated the depreciable life of the satellite to be approximately 10 years.

For the year, we expect revenue to be in the range of $840 million to $865 million, driven by a full-year contribution rate, step up in revenue from direct customers accessing WorldView-4 continued strong growth in emerging platform business, the more modest growth across the rest of our business. Excluding the EVSLA which is the firm’s fixed price contract. During 2017, we will now at our full year of expenses for operations of WorldView-4 as well certain upfront cost related to the design, development and procurement work for our next-generation constellation, which are required to spend therefore we expect adjusted EBITDA to be in the range of $380 million to $395 million. And a remainder due to the lower margin revenue profile with Radiant, we anticipate a full-year contribution from Radiant will increase our adjusted EBITDA reduced our overall EBITDA margins by approximately 700 basis points.

We currently anticipate that our cash interest expense for the year will be approximately $58 million to $60 million. We will continue to make investments to enable new and existing direct customers to access WorldView-4 in 2017, which will be approximately $10 billion net of customer reimbursements that will be accounted for as per contract costs. Please back to capital expenditures over approximately $100 million excluding capitalized interest for the term, which includes cost from aircraft systems, for a wide variety of customers to access WorldView-4 inventory, this amount also includes capital expenditures related to starting to design, development and procurement for our next-generation constellation. Since this development has been into reengineered in growth projects as well as normal maintenance capital. We are pleased with our performance for 2016 and remain focused and committed to driving ongoing efficiencies in the business. We are excited with our early progress in 2017, but a major focus is on the increase modernization of WorldView-4 driving uses to our platform business, continue to integrate the Radiant acquisition or increasing growth in our comfort combined services business and investing for the future. And also follow with (inaudible) remarks on our website about our performance in the quarter and year, to provide additional context. I would now like to pass the call over to Howard.

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Thanks, Gary. In summary, we believe, today’s announcement that its shareholders of both companies, customers and their employees. We look forward to working together as we go forward. With that we’re going to ask the operator to open the line and we will all be pleased to reply to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Steve Arthur, RBC Capital Markets.

Steve Arthur  — RBC Capital Markets - Analyst

Thank you very much and congratulations on this transaction. Just want to follow up on the capital intensity comments you had at the DigitalGlobe business, for 2017 your outlook of around $100 million. I guess just bigger picture, looking at the CapEx trajectory over the coming years. So that — should we be thinking about that going higher, given the next-generation constellations that you’re talking about or there are ways to move it lower with the combined capabilities of SSL.

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

Let me start and then I’ll hand it over to Gary. One of the important aspects of this combination is access to SSL, very advanced manufacturing capability and technology. And we believe that will contribute to reducing the capital intensity of the business. In addition to the fact that the design that we’ve developed for the WorldView-Legion architecture also is significantly more capital efficient than those satellites that are currently on orbit. Gary, can you provide any additional?

Gary Ferrera  — DigitalGlobe, Inc. - CFO

So what we’ve told everyone is the next generation will cost of approximately $600 million that will probably take about four years to build, obviously there will be synergies in a combined company. In addition, our CapEx tends to run at approximately 6% to 8% of our revenue excluding the satellite (inaudible) and we’re expecting that percentage to come down over time.

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

Just a follow-up to that, Steve. As we looked at this transaction and we looked of our capital structure both immediately post transaction actions and over the next 24 months. We did there — this capital investment into consideration. Being a very strategic investment that they’re going to make and we structured the transaction and our debt that we are going to incur based on those investments that Gary and Jeff just spoke about.

Steve Arthur  — RBC Capital Markets - Analyst

Very good color. And just one quick follow-up on the other aspects of the US business. I’m great to see the US security control agreements finalized earlier and even better to see some contracts come through. Any color you can add in terms of how those — how we should look at those, both the NASA and DARPA programs, how they might ramp through this year and next?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Steve, they are certainly going to start contributing to revenue and profitability, so if we think about the US government business, as a business P&L, that’s going to be significant growth year-over-year. I think the key thing from today’s announcement, it is our belief that working together, we’re going to accelerate whatever plan we would have been done on our own. We’re getting access to customers, credibility, talent and wonderful opportunity to create even more valuable end-to-end solutions. So as we said earlier, we think it’s going to benefit both companies as a result.

Operator

Ash Birla, Dougherty & Company.

Ash Birla  — Dougherty & Company. - Analyst

Thank you, guys. Congrats on the transaction. My biggest question is that regulatory hurdles, especially, just if you can comment when you guys bought The Radiant Group, Radiant did provide a far more solutions to far, I guess, more classified entities like NRO, PIA, Special Ops, is that business going to be restructured and sold off or is that going to be part of this combination? And what kind of feedback have you gotten from the DoD?

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

Radiant is a critical part of our future and an important element of the rationale for the combination. I’ll tell you, Ash, we have a very high degree of confidence in our ability to close the transaction and in our ability to continue to do that, highly sensitive and important classified work that we do today. We studied this very carefully. We’ve been well advised and our boards would not have agreed to the transaction if we had not believed that we could continue to serve the wide variety of critical missions that we serve today.

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Yes, to Jeff, with that, let me give you just a little bit of background. So over the last year, we’ve completely restructured the Company, first with my joining as CEO in May. The purpose was to restructure it as a US holding company. So today, all of our operations sit under SSL, MDA Holdings, as far as our US, Canadian and international businesses, we still have the parent sitting on top, but with something like only 15 employees. So it’s very much a passive Canadian parent at this point. We did this in concert with the US DoD in a way such that we could achieve security clearances for the holding company, which allows us to pursue a highly classified space programs both in civilian agencies like NASA, as well as the DoD at intelligence community. So we’re highly confident that with that structure in place, which has been fully approved and endorsed that DigitalGlobe will come under the FCA at closing and we will be in a position to continue all of the work they currently do with no interruption. Further, we made a commitment that by the end of 2019, we’ll continue to reorganize, between now and then we have lots of alternatives that our Board will consider on how to structure the ultimate Company, the ultimate paired up DigitalGlobe by the end of 2019 will be fully incorporated in the US. We’ll be working of course in close consultation with the government of Canada over the coming two years as we look at alternatives. And our long-term goal is to be a strong US Company, a strong Canadian Company and we think that both sets of government customers will benefit from that ultimate structure.

Ash Birla  — Dougherty & Company. - Analyst

Great, thanks Howard. And from which I can just say you guys are acquiring great asset and good luck and congrats again on the deal.

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Thank you.

Operator

Steven Li, Raymond James.

Steven Li  — Raymond James. - Analyst

Maybe a question for Howard. What is the update on obtaining the full facility clearance and that does help you in anyway?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

So we have now obtained, so that the steps are in the process, Steven. Number one is we have to get the security control agreement in place and approved that was announced in January. Yesterday, we received the facility clearance, which is step two for the holding company. So this will allow us to take down the proxy board that currently exists with the MDA Information Systems business in Gaithersburg, Maryland and Ypsilanti, Michigan. The third step, which will just take now a few months, we already have sponsors within US government customers to put the facility clearance in place in Palo Alto, and our large facility there, which will allow us to perform or classified US government space work. So this is all going along very much as anticipated, we’re very pleased with the cooperation with US government. We’ve been in close consultation with them throughout this process of discussions with the DigitalGlobe, the feedback has been very positive and we fully believe that together once we can close the transaction, we will be able to — now we maintain the great business we have — that grow the business through complementary solutions and services. And I want to echo what Jeff said that, Radiant is an important part of the go-forward strategy. We believe Radiant when coupled with what MDA already does, in our Information Systems business that we’re going to have a very powerful combination and be able to pursue larger services contracts going forward with the US government, we think we’ll be a more valued partner.

Steven Li  — Raymond James. - Analyst

So that’s great. Thanks, Howard. Then maybe a question for Anil. The pro forma leverage of 4.1 times, that’s on operating EBITDA. What would it be on corporate EBITDA or do you have the corporate expenses over the combined company and (inaudible).

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

This is not a combined statement. This is EBITDA from the first from the —.

Steven Li  — Raymond James. - Analyst

So that would include corporate expenses as well?

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

That would include everything, yes.

Operator

Peter Appert, Piper Jaffray.

Peter Appert  — Piper Jaffray - Analyst

So, question for Jeff. Is there a go-shop options for you guys. And related to that, can you just talk a little bit about the level of interest you saw from other potential bidders, when you are pursuing the strategic alternatives?

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

Thanks Peter. First I’ll answer your question, there is not a go-shop option, rather go-shop option. We pursued and explored a very thorough set of strategic alternatives. We did that subsequent to receiving an imbalance expression from Howard and MDA, but as you would expect our Board took a very disciplined approach, with advisors and we are convinced that the transaction with MDA is the very best option for shareholder value creation. We looked at both at the price, at the cash component, the premium and the fact that we will have a very substantial equity interest in a combined company that we believe will create substantial shareholder value going forward.

Peter Appert  — Piper Jaffray - Analyst

Can you say, Jeff, if there were other definitive statements of interest from other potential buyers?

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

As you’d expect, we will share as much as we can in the proxy statement when that is filed. Thanks, Peter.

Peter Appert  — Piper Jaffray - Analyst

Is there any color on the deal, Jeff?

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

There is no color on the deal. We feel that combined entity had offered substantial opportunity for shareholder value creation. And we want DigitalGlobe shareowners to have the opportunity to fully participate in that.

Operator

Thanos Moschopoulos, BMO Capital Markets.

Thanos Moschopoulos  — BMO Capital Markets - Analyst

Hi, good morning and congratulations on the deal. Can you comment on the tax implications and the combined tax rate that we should expect going forward?

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

For our go-forward basis on accounting tax, we see this is the mid-to-high single digits. On a cash tax basis, we see that in the low single digits.

Thanos Moschopoulos  — BMO Capital Markets - Analyst

Mid-to-high single digits, okay. Going back to an earlier comment, I think you said you don’t expect any big changes as far as doing the fair market value, so to be clear, should we expect that DigitalGlobe’s current depreciation expense will remain similar when it’s combined to MDA?

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

I beg your pardon.

Thanos Moschopoulos  — BMO Capital Markets - Analyst

Should we expect that DigitalGlobe’s currency depreciation expense will remain similar once you acquired the business as you do a fair market value of the DigitalGlobe assets?

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

That’s our expectation right now.

Thanos Moschopoulos  — BMO Capital Markets - Analyst

Okay. One last quick one, would you expect to monetize any additional orbital receivables in the near term to help free down some of the leverage?

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

That has been taken into consideration in our de-levering plans, but it’s a free option available to us.

Operator

Jason Gursky, Citi.

Jason Gursky  — Citigroup - Analyst

Hey, good morning, everyone. Make some comments about the support from customers, so Jeff, I just wanted to make sure you were referring to the NGA there? I would also like to understand whether this is — then you gone for congress as well, whether once that can control the first springs or any commentary Jeff you might make on congressional feedback at this point. And then, lastly, can you confirm that in order to bid on the any advance view renewal out there in the 2020 timeframe that the Company will need to be based here in the United States? Thanks.

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

Thanks for questions. First of all, yes, we did discuss the transaction with key government stakeholders, I’m not going to get more details than that, it’s not appropriate. But the fact is, we — data as got comfort and confidence that our customers share our beliefs in the merits of this combination. I’d like to make a few other points since you raised it. First of all, Canada is one of the nation’s closest allies. We share a very close security partnership. MDA already does classified works, the security control agreement, which Howard described is that the heart of the US access plan strategy. And it should be noted that MDA is taking steps to ensure that the ultimate parent of DigitalGlobe will be incorporated in the US, by the end of 2019 subject to customary approvals and we believe that combined with the mission critical nature of what we do, will position us very well for the very long term mission needs of the NGA and the intelligence community, in general.

Gary Ferrera  — DigitalGlobe, Inc. - CFO

I mean, I would just supplement that by saying we will be in perfect position to maintain DigitalGlobe’s market leading position with the NGA and other US government agencies. In fact, we think, we will be able to help enhance that relationship through the combination of solutions, systems and services that we can provide together.

Operator

Paul Steep, Scotia Capital.

Paul Steep  — Scotia Capital. - Analyst

Actually maybe just follow-on on that — I guess could you give us some context for those of us that are as familiar around EnhancedView just in terms of maybe the background and the renewal, which obviously occurs in 2020, but anything else we need to think about it there?

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

Let me first give you some context. The work we do under the EnhancedView contract, we have been doing for the US government for approximately 15 years, across three different programs. We’ve been able to do this because, we maintained a leading edge in technology, which we intend to — a lead that we intend to extend. And because we have delivered a flawless level of service over the years that our customer has come to rely upon for a very critical mission. As we look beyond 2020, we see no reason for that to change. And I’m confident that working with MDA and as we also built out our next-generation constellation, will become an even more value mission partner by the time we get into the next decade.

Paul Steep  — Scotia Capital. - Analyst

Great. And just one quick follow-up and clarification on your guidance, Jeff and Gary. For WorldView-4, the revenue opportunity there, how should we think about that? I assume it’s sort of baked into this year’s guidance, but beyond 2017, is there further upside from the capacity that you brought on with WorldView-4.

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

Absolutely. So the way that it works WorldView-4 is now up and operational, started in February. We’ll be outlet and do with build out ground systems, various direct customers and then with commercial customers, so that they can task, that will continue to happen throughout this year and into 2018. So we’ll continue to build for 2018 and then as we add imagery from that satellite into our archives, it increases our archives and we use those sell to large commercial customers.

Operator

Stephanie Price, CIBC.

Stephanie Price  — CIBC World Markets - Analyst

Good morning. Your slide deck suggested leverage of three times by 2020. Can you talk a bit about this target and whether you can get there with internally generated cash flow?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Yes, Stephanie. We certainly expect that. We believe that the financial model with profitability increasing due to some of the combined synergies, taking into consideration the capital spending, inclusive of the Legion constellation investments, but there is going to be free cash flow to allow us to reduce leverage down to this nominal target of three times.

Stephanie Price  — CIBC World Markets - Analyst

Great. And then, in terms of recurring revenue, do you have a percentage of recurring revenue post the transaction?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

For the combined corporation? I’m not sure that we have that in the way you’re asking in terms of recurring clearly, will have a sizable amount of the business coming from DigitalGlobe, which is more or less recurring. And then, of course, you know that our existing MDA programs, a large base, whether it’s our Government of Canada programs, or things like radarsat constellation mission, or other defense programs there, or our commercial communications satellites. These are all multi-year production programs. And so, a good portion of revenue is clearly in backlog and predictable before we start the year.

Operator

Doug Taylor, Canaccord Genuity.

Doug Taylor  — Canaccord Genuity - Analyst

Thank you. Could you just walk through the committed financing that you have in place for the cash portion? Can you just detail the debt facilities that you have now?

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

We have fully-committed financing committed by Royal Bank and the Bank of America. For not only in the cash component of the consideration, but also to refinance our audit and refinance DigitalGlobe’s debt, so the entire package has been fully underwritten, there are no market outs, there is nothing as far, as we go forward between signing and closing, together with our advisors we will decide how best to structure this what the tenure should be, how flexible this should be, we have a lot of opportunities here and that’s what we would do in the next 30 days to 60 days.

Doug Taylor  — Canaccord Genuity - Analyst

One follow-up. The synergies with [CAD75 million to CAD150 million] includes operating cost and revenue synergies that you said the — I just want to understand the synergies on the CapEx that you might be able to extract from this acquisition. Is that in addition to what you see as the [CAD75 million to CAD150 million] in synergies?

Anil Wirasekara  — MacDonald Dettwiler and Associates Limited - EVP & CFO

No, already included in those numbers. What we said was, the total synergy opportunities of CAD150 billion is split about 50% cost-oriented and 50% revenue oriented. And within that 50% of the costs are multiple elements, including what we believe will be collaboration, which will drive down the capital intensity of the next constellation. Synergies are clearly, are going to be tracked they’re going to be reporting on. And while the ability to be precise on the revenue side is always challenging. I want to tell you, we did this transaction because of growth not because of the huge overlap — this is a very complementary and then we are going to focus on certainly low hanging fruit like leveraging our scale and procurement but this combination is all about topline growth and the margin expansion is going to come from that.

Operator

Richard Tse, National Bank Financial.

Richard Tse  — National Bank Financial Markets - Analyst

Howard? I’m wondering, if you could, maybe elaborate a bit on the revenue synergy potential, maybe give us an impression of the size of that opportunity and talk about the little overlap between the two companies thus far?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Well, we certainly think it’s significant. I’m not going to put a specific number on it, but if you think about the touch points between the companies. I think that will give you some insight into where these are going to come from. First of all, the ability to think about — now this ecosystem in earth observation as an end-to-end solution. We have radar technologies, we have advanced imaging technology. Together, we can create a true multi-source, multi-sensor data and it’s all about turning that data then into actionable intelligence, whether that’s for commercial customers or global defense and intelligence applications. So this is going to be about taking the best technologies that both companies have, putting those together with the customer in mind, and working closely in collaborating with them. I think over the next several quarters, we will be working towards this, so that we hit the ground, running. And I think we’re going to have a very compelling set of offers that exceeds what either company could do on its own organically during that time.

Richard Tse  — National Bank Financial Markets - Analyst

And just one follow-up for me, is there another player in the market that would had those end capabilities that you’re going to?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

I think, internationally, the only company that probably approximate that would be Airbus Space.

Operator

Deepak Kaushal, GMP Securities.

Deepak Kaushal  — GMP Securities - Analyst

Hi, good morning, guys. Thanks for squeezing me in here. First question is around the approvals, I guess I would assume on the US side DOJ and CFIUS approvals, are there any others that are required there? And what approvals are required on the Canadian side, as you look to incorporate the parent company as a US company? Will this require net benefit testers from sort of industry can approval? Can you help me understanding that there?

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

Let me start, and then, I’ll hand it to Howard. And look he has anything to add, the customer regulatory approvals are the ones you mentioned, Antitrust, CFIUS, DSS, we’ve FCC licenses and Noah licenses. We have a high degree of confidence that this deal or this transaction will be approved and closed against a timely schedule. With regard to Canada, we’re not anticipating anything beyond Antitrust. Howard, does that how you see it as well?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Yes, absolutely. At the close of the transaction, there’s already been that consultation with Government of Canada. We don’t see any issues over time. We’ll be talking with them and various ministries about the ultimate structure of the company to accomplish our objectives. Again our focus is going to be do this such that it’s a win-win scenario. That’s good for the Canadian government, economic investment, jobs growth, as well as allows us to meet the ongoing requirements to the US Government, especially in the defense and intelligence applications. So we’re going to be focused on both sides of the border, fully engaged with our stakeholders, as well as, as our government customers.

Deepak Kaushal  — GMP Securities - Analyst

Right. And the deal is not contingent on that incorporation happening in 2019, that’s just a follow-on event, is that correct?

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Our Board has clearly made that commitment. So that is a commitment that we will deliver by that date, subjective customary approvals.

Operator

And ladies and gentlemen, this does conclude our question and answer session. I would now like to turn the call back over to Howard Lance for any further remarks.

Howard Lance  — MacDonald Dettwiler and Associates Limited - President & CEO

Again I just want to say thank you to all of you on the phone, but also a big thank you to the men and women inside MDA and DigitalGlobe, who have number one, build great companies and then number two helped to make this transaction possible. Thanks for all the hard work and I truly believe and I know Jeff shares my view, this is the beginning of a great future together.

Jeff Tarr  — DigitalGlobe, Inc. - President & CEO

I couldn’t agree more. This is a tremendous opportunity for our shareowners, for our customers and for our employees, and I’m looking forward to working with Howard and the entire MDA team and make this a success, but I believe it will be.

Operator

Operator Thank you very much.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program, you may all disconnect. Everyone have a great day.

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Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”).  In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.  The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.  Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.  Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.  Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward-Looking Statements

Certain statements contained herein, including statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements.  Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2015.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.